March 28, 2006

Christian Windsor, Esq.
Timothy A. Geishecker, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0408

        RE:     GOLDMAN SACHS HEDGE FUND PARTNERS II, LLC
                POST-EFFECTIVE AMENDMENT NO. 1 TO THE FORM 10
                FILED ON JANUARY 30, 2006
                FILE NO. 000-51289

Dear Mr. Windsor and Mr. Geishecker:

     On behalf of Goldman Sachs Hedge Fund Partners II, LLC (the "Company") under the cover of this letter please find Post-Effective Amendment No. 2 (the "Amendment") to the above referenced registration statement on Form 10 (the "Form 10"). We are also providing to you a copy of a blacklined version of the Amendment marked to show changes from the Post-Effective Amendment No. 1 to the Registration Statement as filed on January 30, 2006.

     The Company's specific responses to each of your comments are set forth below in the same order and with the same headings as in your letter. Page references are to the blacklined version of the Amendment.

Potential Conflicts of Interests, page 31
-----------------------------------------

     1. On page 138 you state that the Managing Member can, using its own discretion, revise the valuation of any asset if it believes that the evaluation provided by the administrator or the fund advisor is inaccurate. Please revise this section to discuss any conflicts that this retained power, and any other discretionary authority of the Managing Member or other Goldman affiliates, particularly where the discretionary authority could directly impact the amount paid upon redemption or the fees paid to the managing member.

          The Company has added the following new sub-section regarding "Potential Conflicts Related to the Valuation of the Company's Investments" on page 39 to address potential conflicts of interests that the Managing Member faces when overseeing the valuation of the Company's investments:

               "The valuation of the Company's investments is ordinarily determined based on valuations provided directly or indirectly by the Advisors. Certain securities in which the Company directly or indirectly invests may not have a readily ascertainable market price and will generally be valued by the Advisors. In this regard, the Advisors may face a conflict of interest in valuing the securities, as their value will affect the Advisors' compensation. Furthermore, the Managing Member (in its capacity as managing member of the Company and of the Investment Funds) may face a conflict of interest in overseeing the valuation of the Company's investments, as the value of the Company's investments will affect the Managing Member's compensation. In certain circumstances, the Managing Member may determine that a valuation of Company assets is inaccurate or incomplete. In such event, the Managing Member may, in its sole discretion, determine the fair value of such assets based on information available to, and factors deemed relevant by, the Managing Member at the time of such valuation. The Managing Member may face a conflict of interest in making such determination."

          In addition, please note that the Form 10 includes disclosure regarding other areas where the Managing Member has discretionary authority in other sections of "Other Potential Conflicts Relating to the Management of the Company and the Investment Funds by the Managing Member," and the Company believes this disclosure to appropriately disclose such other potential conflicts. For example, the sub-sections "Potential Restrictions and Issues Relating to Information Held by Goldman Sachs," "Potential Conflicts Relating to Goldman Sachs' Proprietary Activities and Activities On Behalf of Other Accounts," "Potential Conflicts Relating to Goldman Sachs' Proprietary Activities and Activities On Behalf of Other Accounts" and "Goldman Sachs May In-Source or Outsource" all address conflicts which may arise in areas in which Goldman Sachs has discretionary authority.

          Further, please note that the Company has determined that the impact of the Managing Member's valuation authority on redemptions raises a potential for certain risks to an investor rather than a conflict of interest, as the interests of the Managing Member and the redeeming investors would be aligned as the Managing Member and the redeeming investors would each benefit from higher valuations of assets. Accordingly, the Form 10 includes disclosure regarding valuation risk in the section "Certain Risk Factors--Valuation of the Investment Funds' Investments Will be Based Upon Valuations Provided by the Advisors Which are Generally not Audited; Uncertainties in Valuations Could Have a Material Adverse Effect on the Company's Net Assets" on page 65 which states:

               "...The NAVs or other valuation information received by the managing member of the Investment Funds from an Advisor may require estimations of the value of certain assets and liabilities, and may be subject to later adjustment or revision by the Advisor, which adjustment or revisions may be significant. Any such adjustment or revision may result in either an increase or decrease in the NAV of the Company at the time the Company is provided with information regarding the adjustment, which adjustment or revision may be significant. If an Advisor's valuations are consistently delayed or inaccurate, the managing member of the Investment Funds will consider whether the Advisor continues to be an appropriate manager for the Investment Fund. However, the managing member of the Investment Funds may elect in its sole discretion to retain the Advisor. The Advisor's information could be inaccurate due to Fraudulent Activities, misvaluation or inadvertent error. In any case, the Investment Funds may not uncover errors for a significant period of time. If this occurs in connection with an investment in an Advisor Fund, the Investment Fund may be unable to sell interests in an Advisor Fund quickly, and therefore could be obligated to continue to hold such interests for an extended period of time.

               IN SUCH A CASE, OR IN THE EVENT THAT THE MANAGING MEMBER OF THE INVESTMENT FUNDS DOES NOT RECEIVE A VALUATION FROM AN ADVISOR FUND, OR DETERMINES, IN ITS SOLE DISCRETION, THAT A VALUATION IS INACCURATE OR INCOMPLETE, THE MANAGING MEMBER OF THE INVESTMENT FUNDS MAY, IN ITS SOLE DISCRETION, DETERMINE THE FAIR VALUE OF AN INVESTMENT FUND'S INTERESTS IN THE ADVISOR FUND INDEPENDENTLY OF THE ADVISOR'S VALUATIONS BASED ON INFORMATION AVAILABLE TO, AND FACTORS DEEMED RELEVANT BY, THE MANAGING MEMBER OF THE INVESTMENT FUNDS AT THE TIME OF SUCH VALUATION. MEMBERS SHOULD BE AWARE THAT SITUATIONS INVOLVING UNCERTAINTIES AS TO THE VALUATIONS BY ADVISORS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S NET ASSETS IF THE MANAGING MEMBER OF THE INVESTMENT FUNDS OR THE ADVISOR'S JUDGMENTS REGARDING VALUATIONS SHOULD PROVE INCORRECT."


Liquidity and Capital Resources, page 115
-----------------------------------------

     2. Revise this section to discuss the strategy limits discussed in Exhibit B to the new note agreement. Also, consider whether these limits should be discussed in the Business section as to any effect they might have upon how the Managing Member's investment strategy for the fund.

          The investment guidelines in Exhibit B to the new credit facility includes restrictions on certain aspects of the operation of the Company, including certain strategy limits relating to the Company's investment in, and employment of sub-strategies of, the Investment Funds. The investment guidelines are given to the new lenders as information about the Company and otherwise provide a framework for lenders as to how the Company is operated. The Managing Member does not expect any of these guidelines to have an effect on the operation of the Company or the Managing Member's investment strategy for the Company and believes these guidelines to be consistent with the disclosure currently contained within the Form 10 as to how the Company operates. The Company, however, has added the following disclosure on page 115:

               "In addition, the New Credit Facility contains investment guidelines setting forth certain requirements regarding permitted instruments, strategy limits, leverage and borrowing, liquidity, diversification and remediation. These investment guidelines are set forth in Exhibit B to the New Credit Facility filed on Form 8-K on January 23, 2006. The Managing Member does not expect any of these investment guidelines, including but not limited, the strategy limits, will have a limiting effect on the operation of the Company or the Managing Member's investment strategy for the Company."

Critical Accounting Estimates, page 119
---------------------------------------

     3. We note your disclosure on page 138 that if the Managing Member determines that any valuation of assets that are invested in an Investment Fund or Advisor, pursuant to investment management agreements, or in Portfolio Companies may be inaccurate or incomplete, the Managing Member may determine the fair value of the asset. Please tell us and revise to disclose the following:

            o the reasons for this change to the companies' and the investment funds' LLC agreement;

            o the potential impact of this change, including impact on your current valuation practices and potentially your investment valuations reported in your financial statements; and

            o provide a hypothetical example of a situation under which this may occur.

          Please note that the valuation provisions of the LLC Agreement and the limited liability agreements of the Investment Funds have been revised as of January 1, 2006 to provide the Managing Member with greater flexibility to more accurately value the Company's assets (for purposes of subscriptions, redemptions and fees) in circumstances where the Managing Member has information available to it indicating that a valuation may be inaccurate or incomplete. The Managing Member will not generally have access to independent valuations and will rely on valuations provided by the Advisors. However, where such information does exist, the Managing Member will be entitled to apply its authority to more accurately reflect the Company's value. Accordingly, to the extent that the Managing Member determines that a valuation provided by an Advisor may be inaccurate or incomplete, the additional flexibility on the Company's valuation practices is designed to make the Company's valuations more accurate. For example, if an Advisor has allocated assets to an Advisor Fund that has provided the Company with a valuation report indicating a positive valuation, but the Managing Member is aware that the Advisor Fund has filed for bankruptcy, the Managing Member will now be able to take the bankruptcy into account to attempt to more accurately determine the fair value of such assets. The Company has revised the disclosure on pages 117-118 as follows:

               "The Company's investments in Investment Funds are subject to the terms and conditions of the operating agreements of the respective Investment Funds. These investments are carried at fair value, based on the Company's attributable share of the net assets of the respective Investment Fund. Fair values of interests in Investment Funds are determined utilizing net asset value information supplied by each individual Investment Fund that are net of the Advisors' management and incentive fees charged to the Investment Funds. The underlying investments of each Investment Fund are also accounted for at fair value. For investments of the underlying Advisor Funds, market value normally is based on quoted market prices or broker-dealer price quotations provided to the Advisor Fund. In the absence of quoted market prices or broker-dealer price quotations, underlying Advisor Fund investments are valued at fair value as determined by the Advisors or their administrator. Assets of the Company invested directly in Advisor Funds will generally be valued based on the value reported by or on behalf of the applicable Advisor, and other assets of the Company will be valued at fair value in a commercially reasonable manner. Because of the inherent uncertainty of valuation, estimated fair values may differ, at times significantly, from the values that would have been used had a ready market existed. In particular, the valuations generally are made based on information the Company or the Investment Funds, as applicable, receive from the Advisors. This information is generally not audited, except at year-end, and could prove to be inaccurate due to inadvertent mistakes, negligence, recklessness or fraud by the Advisors. If the Managing Member determines that any such valuation may be inaccurate or incomplete, the Managing Member may determine the fair value of the asset based on information available to, and factors deemed relevant by, the Managing Member at the time of such valuation. Generally, however, neither the Company nor the Investment Funds will receive independent valuations with respect to the assets managed by Advisors and will not in many cases be able to conduct any independent valuations on their own or to cause any third parties to undertake such valuations. In addition, valuations of illiquid securities and other investments are inherently uncertain and may prove to be inaccurate in hindsight. These risks are described under
               ITEM 1. "BUSINESS--CERTAIN RISK FACTORS--GENERAL RISKS--Risks Related to the Company and the Investment Funds' Performance and Operation--Dependence on the Managing Member and the Advisors; the Managing Member Generally has Limited Access to Information on or Control over Advisor's Portfolios and Members Assume the Risk that Advisors May Knowingly Misrepresent Information Which Could Have a Material Negative Impact on the Company," "--SPECIAL RISKS OF THE COMPANY'S STRUCTURE--Risks Related to the Company's Structure--The Company's Financial Statements are, and in the Future will be, Based on Estimates of Valuations Provided by Third Party Advisors Which May not be Accurate or May Need to be Adjusted in the Future," and "--SPECIAL RISKS OF THE COMPANY'S STRUCTURE--Risks Associated with the Company Investing in Other Entities--Valuation of the Investment Funds' Investments Will be Based upon Valuations Provided by the Advisors Which are Generally not Audited; Uncertainties in Valuations Could Have a Material Adverse Effect on the Company's Net Assets."

               The valuation provisions of the LLC Agreement and the limited liability agreements of the Investment Funds have been revised as of January 1, 2006 to provide the Managing Member with greater flexibility to more accurately value the Company's assets (for purposes of subscriptions, redemptions and fees) in circumstances where the Managing Member has information available to it indicating that a valuation may be inaccurate or incomplete, although generally, as described above, the Managing Member will not have access to independent valuations and will rely on valuations provided by the Advisors. However, where such information does exist, the Managing Member will be entitled to apply its authority to more accurately reflect the Company's value. Accordingly, to the extent that the Managing Member determines that a valuation provided by an Advisor may be inaccurate or incomplete, the additional flexibility on the Company's valuation practices is designed to make the Company's valuations more accurate. For example, to the extent an Advisor has allocated assets to an Advisor Fund that has provided the Company with a valuation report indicating a positive valuation, but the Managing Member is aware that the Advisor Fund has filed for bankruptcy, the Managing Member will now be able to take the bankruptcy into account to attempt to more accurately determine the fair value of such assets."

     4. Please tell us and revise to disclose whether there have been circumstances during the periods presented when the Managing Member has determined that the evaluation provided by the Advisor or independent investment manager was not complete or was inaccurate.

          To date there has been one situation during the periods presented where the Managing Member has determined that the valuation provided by an Advisor or independent investment manager in which one of the Investment Funds had invested was not complete or was inaccurate. In this particular situation, the managing member of the Investment Fund adjusted the valuation provided by the Advisor to the Investment Fund upon receipt of information that the investment was under distress to reflect more fairly its belief as to the appropriate value of the investment. Starting in July 2003, upon first learning that the investment with such Advisor was under distress, the Investment Fund's managing member commenced a careful review of the investment and as a result periodically adjusted the valuation of such investment based on developing circumstances. Based on the value provided by the Investment Fund's managing member with respect to the Company's investment, the Company's indirect investment in the Advisor, through its ownership of the Investment Fund, represented a value of approximately $589,000 as of August 30, 2003, the month of the commencement of the Company's operations. Subsequent to August 2003, the value of the investment was adjusted by the managing member of the Investment Fund as circumstances dictated upon careful consideration and the Company's indirect ownership of the investment fluctuated as a function of the Company's ownership of the Investment Fund. As of February 28, 2006, the Managing Member valued the Company's remaining indirect investment in the Advisor at a value of approximately $5,000. As the Company continues to ascribe a minor value to this investment, the Managing Member continues to evaluate this investment on an on-going basis and may further adjust its valuation in the future. The Company has added disclosure on page 118 as follows:

               "To date there has been one situation during the periods presented in the Company's financial statements presented in this Registration Statement where the Managing Member has determined that the valuation provided by an Advisor or independent investment manager in which one of the Investment Funds had invested was not complete or was inaccurate. In this particular situation, the managing member of the Investment Fund adjusted the valuation provided by the Advisor to the Investment Fund upon receipt of information that the investment was under distress to reflect more fairly its belief as to the appropriate value of the investment. As the Company continues to ascribe a minor value to this investment, the Managing Member continues to evaluate this investment on an on-going basis and may further adjust its valuation in the future."

     5. In future filings, please quantify the extent to which the Managing Member has modified the value of an interest in an underlying investment fund from the value reported by the Advisor or independent investment manager. Describe the circumstances and basis for using a modified value and how you ensure that the modified value is the appropriate valuation.

          Please note that the Company will include such a description with respect to any modifications that are considered material in future filings.

             *************************************************

     If you have any questions or comments, please feel free to call me at 212-859-8933.


                                       Sincerely,

                                       /s/ Paul D. Tropp

                                       Paul D. Tropp, Esq.


cc:  Joyce Sweeny
     Anthony Cesare
     David S. Plutzer, Esq.
     Noah C. Goldberg, Esq.
     Robert Patenaude
     Stuart Gelfond, Esq.